EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of (1) our report dated March 23, 2005, relating to the financial statements of Copano Energy, L.L.C. (which report expresses an unqualified opinion and includes an explanatory paragraph related to changes in accounting for goodwill and intangible assets and, effective July 1, 2003, the changes in accounting for financial instruments with characteristics of both liabilities and equity) and (2) our report dated March 29, 2005, relating to the financial statements of Webb/Duval Gatherers both appearing in the Annual Report on Form 10-K for the year ended December 31, 2004 of Copano Energy, L.L.C., and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
December 14, 2005